Exhibit 99.1

Perion Pre-Announces Fourth Quarter and Full Year 2020 Results
Exceeds Guidance for Both Revenue and Adjusted EBITDA
Strong performance in H2/2020 lead to 23% Annual Revenue Growth in 2020 compared to 2019, Reflecting Continued Momentum of Connected TV advertising and Higher-than-Expected Synergies from 2020 Acquisitions

Tel Aviv & New York – January 19, 2021 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company that delivers its Synchronized Digital Branding solution across the three main pillars of digital advertising - ad search, social media and display / video / CTV advertising – today announced preliminary results for the fourth quarter and full year 2020. Management now expects to exceed the previously announced guidance for both revenue and Adjusted EBTIDA. Additionally, the Company has pre-announced anticipated results for GAAP EPS and non-GAAP EPS.

Based on a preliminary (unaudited) review, the Company anticipates:

•
Revenue of $110 million to $115 million and $320 million to $325 million for the fourth quarter and full year 2020, respectively, exceeding the previously announced guidance of $100 million to $105 million and $310 million to $315 million, respectively.

•
Adjusted EBITDA of $14.5 million to $15.0 million and $32.0 million to $32.5 million for the fourth quarter and full year 2020, respectively, exceeding the previously announced guidance of $13 million to $14 million and $30 million to $31 million, respectively.

•	GAAP EPS of $0.17 to $0.19 for the fourth quarter of 2020 and $0.22 to $0.24 for the full year 2020.
•	Non-GAAP EPS of $0.35 to $0.36 for the fourth quarter of 2020 and $0.80 to $0.82 for the full year 2020.
We have provided a range for the preliminary unaudited estimated results described primarily because our financial closing procedures for the three and twelve months ended December 31, 2020 are not yet complete. As a result, there is a possibility that our final results will vary materially from these preliminary estimates. We currently expect that our final results will be within the ranges described above. It is possible, however that our final results will not be within the ranges we currently estimate. We have estimated a charge of $0.2 million for revaluation of payment obligations related to acquisitions. The actual charge (benefit) could differ significantly as we and our advisors finalize this valuation. Any such change could lead to our GAAP Net Income and GAAP EPS differing from the estimates set forth above.

The following table sets forth a reconciliation of non-GAAP diluted earnings per share to GAAP diluted earnings per share.

(in thousands) (estimated and unaudited):	Three Months Ended December 31, 2020		Twelve Months Ended December 31, 2020
	Low	High	Low	High
GAAP Net Income (Loss) from continuing operations	5,155	5,602	6,378	6,825
Share based compensation	1,500	1,500	4,413	4,413
Amortization of acquired intangible assets	1,612	1,612	5,262	5,262
Retention and other related to M&A related expenses	2,146	2,146	7,159	7,159
Foreign exchange losses associated with ASC-842	473	473	421	421
Revaluation of payment obligations related to acquisitions[1]	(121)	(121)	324	324
Taxes on the above items	(120)	(120)	(464)	(464)
Non-GAAP Net Income from continuing operations	10,645	11,092	23,493	23,940
Taxes on income	1,562	1,615	1,768	1,821
Financial expense, net	1,229	1,229	2,029	2,029
Depreciation	1,064	1,064	4,662	4,662
Adjusted EBITDA	14,500	15,000	31,952	32,452

GAAP Diluted Earnings per Share	0.17	0.19	0.22	0.24
Non-GAAP Diluted Earnings per Share	0.35	0.36	0.80	0.82

Conference Call Details

As previously announced, Perion will release its financial results for the fourth quarter and full year 2020, on Tuesday, February 9, 2021, prior to the opening of the financial markets. Doron Gerstel, CEO and Maoz Sigron, CFO will host a conference call to discuss the results at 8:30 a.m. ET that day.

Call details:
•	Conference ID: 7553088
•	Dial-in number from within the United States: 1-888-394-8218
•	Dial-in number from Israel: 1809 212 883
•	Dial-in number (other international): 1-323-701-0225
•	Playback available until February 16, 2021 by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 7553088 for the replay.
•	Link to the live and archived webcast accessible at https://www.perion.com/ir-info/
About Perion Network Ltd.
Perion is a global technology company that delivers strategic business solutions that enable brands and advertisers to efficiently and successfully “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising.  This diversification positions Perion for growth as budgets shift across categories.

1 We have estimated a charge of $0.2 million for revaluation of payment obligations related to acquisitions.  The actual charge (benefit) could differ significantly as we and our advisors finalize this valuation. Any such change could lead to our GAAP net income and EPS differing from the estimates set forth above.

Non-GAAP measures
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 16, 2020. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com

Source: Perion Network Ltd.